Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 25, 2007

Relating to Preliminary Prospectus dated June 12, 2007

Registration No. 333-143555

8,767,000 American Depositary Shares

Spreadtrum Communications, Inc.

REPRESENTING 26,301,000 ORDINARY SHARES

On June 22, 2007, Spreadtrum Communications, Inc. filed Amendment No. 2 to its Registration Statement on Form F-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated June 12, 2007. The following summarizes certain terms of the disclosures in the preliminary prospectus included in Amendment No. 2 to the Registration Statement that did not appear in the Preliminary Prospectus dated June 12, 2007. References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus dated June 12, 2007.

Risk Factors—Risks Related to Our Business—Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products if these claims are successful.

In the course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The wireless communications industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, and a large number of companies that hold significant number of patents related to GSM, GPRS, CDMA and emerging 3G standards, such as TD-SCDMA, WCDMA/UMTS and CDMA2000, and related technologies. For example, we recently received a letter from Siemens AG, or Siemens, notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our baseband semiconductors, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights.

Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop non-infringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. Any intellectual property litigation or successful claim could have a material adverse effect on our business, operating results or financial condition.

Business—Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark, copyright and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of patent and software copyright infringement, misappropriation or misuse of other parties’ proprietary rights. For example, we recently received a letter from Siemens notifying us that Siemens claims to own certain essential patents covering the GSM/GPRS standard and offering to license such patents to us. We are currently examining this letter and have not yet made any determinations. If we need to license any such patents, there can be no assurances that we will be able to do so on commercially reasonable terms or at all and our failure to do so could have a material adverse impact on our business, results of operations, financial condition or prospects.

Related Party Transactions—Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by applicable law) against all expenses, including damages, settlements and costs, which such person incurs or becomes obligated to incur in connection with any proceeding. Under the indemnification agreement, a proceeding includes any threatened, pending, or completed action, suit or proceeding, in which the indemnified person may be or may have been involved as a party or otherwise by reason of any event or occurrence related to the fact that such person is or was our director or officer or a director or officer of any of our subsidiaries, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture or other entity, or related to anything done or not done by such person in any such capacity, including, without limitation, any threatened, pending, or completed action, suit or proceeding by or in our right. However, we will not be obligated to indemnify any such person for certain matters, which include:

•	any judgment, fine or penalty which we are prohibited by applicable law from paying as indemnity;

•

in connection with any proceeding initiated by such person against us, any of our directors or officer or any other party, and not by way of defense, unless we have joined in or the reviewing party has consented to the initiation of such proceeding, or the proceeding is one to enforce indemnification rights under the indemnification agreement or any applicable law;

•

any matter brought about by the dishonesty or fraud of such person seeking payment under the indemnification agreement; provided, however, that such person shall be protected under the indemnification agreement as to any claims upon which suit may be brought against such person by reason of any alleged dishonesty on such person’s part, unless a judgment or other final adjudication thereof adverse to such person establishes that such person committed acts of active and deliberate dishonesty, with actual dishonest purpose and intent, and which acts were material to the cause of action so adjudicated; or

•	any matter arising out of such person’s personal tax matters.

Description of American Depositary Shares

Additional disclosure was added to the description of American Depositary Shares to state that the portions of the summary description that are italicized describe matters that may be relevant to the ownership of ADSs but may not be contained in the deposit agreement.

The following italicized disclosure was added:

Except for shares initially deposited by us or by the selling shareholders named in this prospectus in connection with this offering, no shares will be accepted for deposit without our consent.

The depositary may waive certain depositary fees and reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary may agree from time to time.

Share Eligible For Future Sale—Number of Shares Eligible for Future Sale

Taking into account the lock-up restrictions, the number of restricted shares that will be available for resale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

•	Beginning on the date of this prospectus, 26,301,000 ordinary shares represented by ADSs sold in the offering, will be immediately available for sale in the public market;

•	Beginning on the 181st day after the date of this prospectus, 66,060,550 of our ordinary shares will become eligible for resale, subject to volume, manner of sale and other limitations under Rule 144;

•

Beginning on the 181st day after the date of this prospectus, 25,438,812 of our ordinary shares will become eligible for resale under Rule 144(k), assuming holders of these shares are not deemed to have been our affiliates at any time during the three months preceding a resale;

•

Beginning on the 181st day after the date of this prospectus, 6,038,695 of our ordinary shares acquired through the exercise of options by holders who are not our affiliates will be eligible for resale under Rule 701; and

•	From time to time more than 181 days after the date of this prospectus, 489,504 of our ordinary shares will become eligible for resale in the public market.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1287950/000119312507140772/0001193125-07-140772-index.htm

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-584-6837.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE ELECTRONIC MAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA ELECTRONIC MAIL.